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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 7)



                                 TRIBUNE COMPANY
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                                (Name of Issuer)

                        Common Stock (Without Par Value)
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                         (Title of Class of Securities)

                                   896047 10 7
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                                 (CUSIP Number)


                             Thomas E. Chomicz, Esq.
                               John P. Vail, Esq.
                             Cynthia Alcantara, Esq.
                               Quarles & Brady LLC
                       500 West Madison Street, Suite 3700
                             Chicago, Illinois 60661
                                 (312) 715-5000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 30, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 896047 10 7               SCHEDULE 13D
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1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Robert R. McCormick Tribune Foundation
    I.R.S. Identification No. 36-3689171
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]
           ---------------------------------------------------------------------
    (b) [ ]
           ---------------------------------------------------------------------
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    00
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
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                7   SOLE VOTING POWER
  NUMBER OF
                    38,939,876
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    38,939,876
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     38,939,876
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.93%
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14   TYPE OF REPORTING PERSON (See Instructions)

     CO
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                         AMENDMENT NO. 7 TO SCHEDULE 13D

     This Amendment No. 7 to the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") by the Robert R. McCormick Tribune Foundation (the "Foundation") on November 20, 1990 is being filed for the sole purpose of correcting the information in Amendment No. 6 to Schedule 13D filed on June 25, 2002 with respect to the number of shares of common stock beneficially owned by the Foundation and the Foundation's percentage ownership of Common Stock, both as of May 30, 2002.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     Item 5(a) is hereby amended and restated in its entirety as follows:

     (a) As of May 30, 2002, the Foundation beneficially owns 38,939,876 shares of Common Stock, which represents approximately 12.93% of the outstanding shares of Common Stock. This percentage is based upon an aggregate of 301,047,973 shares of Common Stock being issued and outstanding at May 3, 2002 according to the Form 10-Q filed by the Issuer with the Commission for the quarterly period ending March 31, 2002. This number of outstanding shares excludes 83,441,765 shares of Common Stock held by subsidiaries and affiliates of the Issuer. It is the foregoing percentage that is reported on the cover page of this Amendment No. 7 to Schedule 13D. However, according to the Schedule 14A filed with the Commission on March 28, 2002 (the "Proxy Statement"), the Issuer had 1,076,968 shares of Series B Convertible Preferred Stock, without par value (the "Preferred Stock"), issued and outstanding as of March 12, 2002. The Preferred Stock is entitled to vote together as a class with the Common Stock with regard to all matters submitted to a vote at a meeting of shareholders, with each share of Common Stock being entitled to one vote and each share of Preferred Stock being entitled to 18.32 votes. Assuming that the number of shares of Preferred Stock set forth above continues to be issued and outstanding, the Foundation's percentage of the total votes eligible to be cast by holders of the Common Stock and the Preferred Stock voting together as a class is 12.14%. The Preferred Stock does not include Series C Preferred, Series D-1 Preferred or Series D-2 Preferred which are non-voting on most matters.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

     There are no exhibits to this Amendment No. 7 to Schedule 13D.


                  [Remainder of Page Intentionally Left Blank]



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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 1, 2002                    ROBERT R. McCORMICK TRIBUNE FOUNDATION


                                   By:  /s/ Richard A. Behrenhausen
                                        -------------------------------------
                                        Richard A. Behrenhausen
                                        President and Chief Executive Officer






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